EXHIBIT 99.1

Equinor ASA: Ex. dividend fourth quarter 2023 today

The shares in Equinor ASA (OSE: EQNR; NYSE: EQNR) will as from today be traded exclusive the fourth quarter 2023 cash dividend as detailed below.

Ex. date: 15 May 2024

Ordinary cash dividend amount: 0.35

Extraordinary cash dividend amount: 0.35

Announced currency: USD

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act